Exhibit 99.1

Mercurity Fintech Holding Inc. Issues an Unsecured Convertible Promissory Note in the Amount of $9 Million

New York, New York – February 6, 2023 – Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, announced that it has entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023.

After deducting fees and expenses of attorneys, accountants, consultants, and financial advisors, the Company intends to use net proceeds from the Note to provide funding for developing Web3 and blockchain infrastructure, expanding its consulting services, as well as pursuing a cryptocurrency license from the New York State Department of Financial Services (“BitLicense”). However, the Company cannot provide any assurance on successfully obtaining the “BitLicense” for the foreseeable future or at all.

The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). The Purchaser has the right to convert the outstanding balance under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172 (the “Conversion Share Price,” equivalent to $0.62 per ADR) according to the terms and conditions of the Note. In addition, upon conversion of the Note, the Purchaser shall receive 100% warrant coverage equal to the number of Conversion Shares with the exercise price at the Conversion Share Price.

Furthermore, the SPA and the Note contain customary covenants and events of default, including instances in which the Note shall accelerate and the entire principal amount of all accrued but unpaid interest on this Note shall become due and payable.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful before the registration or qualification under the securities laws of any such jurisdiction.

The offer and sale of the Note have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance, and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began narrowing its focus on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com